UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Riskified Ltd.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

M8216R109**

(CUSIP Number)

Ofira Kadmor

Senior VP Finance
Pitango Venture Capital
11 HaMenofim St. Bldg. B
Herzliya 46725, Israel
Tel +972-9-971-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This is the CUSIP number for the Class A ordinary shares. The number of Class A ordinary shares reported in this Schedule 13G includes Class A ordinary shares issuable upon conversion, on a one-for-one basis, of the Issuer’s Class B ordinary shares. However, the Class B ordinary shares are not registered under the Exchange Act and do not have a CUSIP number.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216R109	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Pitango Growth Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,063,825 (1) (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,063,825 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,063,825 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (3) (4)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of (i) 3,021,275 Class A ordinary shares and (ii) an additional 6,042,550 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by the Reporting Person.
(2)	These 9,063,825 ordinary shares include 6,042,550 Class B ordinary shares that are entitled to ten votes each (as well as 3,021,275 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).
(3)	The percentage of class is based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.
(4)	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 6.6%.

CUSIP No. M8216R109	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Pitango Growth Principals Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 181,911 (1) (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 181,911 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,911 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (3) (4)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of (i) 60,637 Class A ordinary shares and (ii) an additional 121,274 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held, in the aggregate, by Pitango Growth Fund I, L.P. and the Reporting Person.
(2)	These 181,911 ordinary shares include 121,274 Class B ordinary shares that are entitled to ten votes each (as well as 60,637 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).
(3)	The percentage of class is based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.
(4)	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 0.13%.

CUSIP No. M8216R109	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Pitango G.E. Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,245,736 (1) (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,245,736 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,245,736 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (3) (4)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of (i) 3,081,912 Class A ordinary shares and (ii) an additional 6,163,824 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held, in the aggregate, by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., for each of which the Reporting Person serves as sole general partner and therefore possesses shared voting and dispositive power with respect to the shares held thereby.
(2)	These 9,245,736 ordinary shares include 6,163,824 Class B ordinary shares that are entitled to ten votes each (as well as 3,081,912 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).
(3)	The percentage of class is based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.
(4)	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 6.7%.

Item 1.

(a)	Name of Issuer Riskified Ltd.
(b)	Address of Issuer’s Principal Executive Offices 30 Kalischer Street, Tel Aviv 6525724, Israel

Item 2.

(a)

Name of Person Filing:

The following entities are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”): are referred to herein collectively as the

(i) Pitango Growth Fund I, L.P. ;

(ii) Pitango Growth Principals Fund I, L.P. ; and

(iii) Pitango G.E. Fund I, L.P. (“Pitango G.E.”).

Collectively, the entities identified in the foregoing clauses (i)-(ii) are referred to herein as the “Pitango Investing Entities”, and, together with Pitango G.E., as the “Pitango Reporting Persons”.

The Pitango Investing Entities directly hold the Class A ordinary shares and Class B ordinary shares (each, as defined in Item 2(d) below) that are reported in this Statement. Pitango G.E. serves as the sole general partner for each of the Pitango Investing Entities, and, consequently, possesses shared voting and dispositive power with respect to all such Class A ordinary shares and Class B ordinary shares that are held by the Pitango Investing Entities.

The partners of Pitango G.E. are one individual and eight private companies that are each owned by one of the following individuals— Rami Beracha, Ayal Itzkovitz, Eyal Niv, Ittai Harel, Isaac Hillel, Rami Kalish, Aaron Mankovski, Chemi Peres and Zeev Binman (the “Pitango Principals”). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all Class A ordinary shares and Class B ordinary shares held by the Pitango Investing Entities.

(b)	Address of the Principal Office or, if none, residence The principal business office of each of the Pitango Reporting Persons is: 11 HaMenofim St., Building B, Herzliya, 4672562, Israel

(c)	Citizenship Please see row 4 of the cover pages of the respective Pitango Reporting Persons.

(d)

Title of Class of Securities

This Statement relates to the Class A ordinary shares, no par value per share, of the Issuer (“Class A ordinary shares”), which are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). While the Issuer’s Class B ordinary shares, no par value per share (“Class B ordinary shares”) are not registered under the Exchange Act, this Statement treats the Class B ordinary shares as part of one class together with the Class A ordinary shares, since Class B ordinary shares (i) generally possess the same rights as the Class A ordinary shares (except that Class B ordinary shares are entitled to ten votes per share, whereas Class A ordinary shares are entitled to one vote per share) and (ii) generally automatically convert into Class A ordinary shares, on a one-for-one basis, upon transfer.

(e)	CUSIP Number M8216R109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Please see row 9 of the cover pages of the respective Pitango Reporting Persons.

(b)	Percent of class: Please see row 11 and footnote 4 of the cover pages of the respective Pitango Reporting Persons. The percentages appearing on the cover pages of the respective Pitango Reporting Persons (and in the last paragraph of this Item 4 below) are calculated based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 16, 2021.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

	(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

	(iii)	Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

	(iv)	Shared power to dispose or to direct the disposition of: Please see row 8 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

The Pitango Principals possess shared voting and dispositive power with respect to all Class A ordinary shares and Class B ordinary shares held by the Pitango Investing Entities (and beneficially owned by the Pitango Reporting Persons), in the aggregate, and may therefore be deemed to beneficially own an aggregate of 9,245,736 Class A ordinary shares (which includes Class A ordinary shares issuable on a one-for-one basis upon conversion of Class B ordinary shares), constituting 5.7% of the issued and outstanding Class A ordinary shares and Class B ordinary shares (and with voting power constituting 6.7% of the issued and outstanding voting rights of the Class A ordinary shares and Class B ordinary shares). Each of the Pitango Principals disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5)

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PITANGO GROWTH FUND I, L.P.

By: Pitango G.E. Fund I, L.P., its general partner
By: Pitango VGP 2016 Ltd., its general partner

By:	/s/ Zeev Binman
Name: Zeev Binman
Title: Managing Director

By:	/s/ Aaron Mankovski
Name: Aaron Mankovski
Title: Managing Director

Date: February 14, 2022

PITANGO GROWTH PRINCIPALS FUND I, L.P.

By: Pitango G.E. Fund I, L.P., its general partner
By: Pitango VGP 2016 Ltd., its general partner

By:	/s/ Zeev Binman
Name: Zeev Binman
Title: Managing Director

By:	/s/ Aaron Mankovski
Name: Aaron Mankovski
Title: Managing Director

Date: February 14, 2022

PITANGO G.E. FUND I, L.P.

By: Pitango VGP 2016 Ltd., its general partner

By:	/s/ Zeev Binman
Name: Zeev Binman
Title: Managing Director

By:	/s/ Aaron Mankovski
Name: Aaron Mankovski
Title: Managing Director

Date: February 14, 2022